    As filed with the Securities and Exchange Commission on August 7, 2000
                                                     Registration No. 333-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                              AT HOME CORPORATION
          (Exact name of the Registrant as specified in its charter)

            Delaware                                  77-0408542
 (State or other jurisdiction of                   (I.R.S. employer
 incorporation or organization)                  identification no.)

      450 Broadway Street, Redwood City, California 94063, (650) 556-5000 (Address and telephone number of the Registrant's principal executive offices)

                                ---------------

                              Kenneth A. Goldman
             Executive Vice President and Chief Financial Officer
                              At Home Corporation
      450 Broadway Street, Redwood City, California 94063, (650) 556-5000
  (Name, address and telephone number of the Registrant's agent for service)

                                ---------------

                                  Copies to:
                           Gordon K. Davidson, Esq.
                            Jeffrey R. Vetter, Esq.
                             Thomas J. Hall, Esq.
                              Fenwick & West LLP
       Two Palo Alto Square, Palo Alto, California 94306, (650) 494-0600

                                ---------------

       Approximate date of commencement of proposed sale to the public:
    From time to time after this registration statement becomes effective.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
                                                          Proposed
                                             Proposed      Maximum
                                             Maximum      Aggregate   Amount of
Title of Each Class of      Amounts to    Offering Price  Offering   Registration
Shares to be Registered  be Registered(1)  per Unit(2)    Price(2)       Fee
---------------------------------------------------------------------------------
Series A common stock,
 $.01 par value
 per share............       812,245         $13.875     $11,269,900    $2,976
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

(1) Represents 713,355 shares issued in connection with the Registrant's acquisition of DataInsight, Inc. and 98,890 shares issued in connection with the Registrant's acquisition of Join Systems, Inc. and
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low prices of the Registrant's Series A common stock as reported by the Nasdaq National Market on August 1, 2000.

   The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. The + +selling stockholders may not sell these securities until the registration + +statement filed with the securities and exchange commission is effective. +
+This prospectus is not an offer to sell these securities and it is not        +
+soliciting an offer to buy these securities in any state where the offer or   +
+sale is not permitted.                                                        +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  (Subject to completion dated August 7, 2000)

PROSPECTUS

                             [LOGO OF EXCITE@HOME]

                              At Home Corporation

                    812,245 Shares of Series A Common Stock

                                 ------------

Excite@Home's Series A common stock trades on the Nasdaq National Market. Last reported sale price on August 4, 2000: $ 14.38 per share.
Trading Symbol: ATHM

                                 ------------

                                  THE OFFERING

  With this prospectus, the selling stockholders named in the section entitled "Selling Stockholders" of this prospectus may offer and sell shares of our Series A common stock that they acquired upon our acquisitions of DataInsight, Inc. and Join Systems, Inc.

                                 ------------

  Investing in our Series A common stock involves a high degree of risk. Please carefully consider the "Risk Factors" beginning on page 4 of this prospectus.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is         , 2000.

                               TABLE OF CONTENTS

Forward-Looking Statements..................................................   2
Prospectus Summary..........................................................   3
Risk Factors................................................................   4
Use of Proceeds.............................................................  21
Dividend Policy.............................................................  21

Selling Stockholders........................................................  22
Plan of Distribution........................................................  24
Legal Matters...............................................................  26
Experts.....................................................................  26
Where You Can Find More Information.........................................  26

                               ----------------

   Unless the context otherwise requires, the terms "we," "us," "our" and Excite@Home refer to At Home Corporation, a Delaware corporation. @Home, Excite, Excite@Home, Excite Network, MatchLogic and the @ball logo are our trademarks and are registered in certain jurisdictions. Other trademarks and tradenames appearing in this prospectus are the property of their respective holders.

                           FORWARD-LOOKING STATEMENTS

   We make many statements in this prospectus under the captions "Prospectus Summary," "Risk Factors" and elsewhere that are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to our future plans, objectives, expectations and intentions. We may identify these statements by the use of words such as "believe," "expect," "anticipate," "intend" and "plan" and similar expressions. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we discuss in "Risk Factors" and elsewhere in this prospectus. These forward-looking statements speak only as of the date of this prospectus, and we caution you not to rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before buying shares in this offering. You should read the entire prospectus carefully.

   Excite@Home is a global media company offering broadband Internet connectivity, personalized web-based content and targeted advertising services. Our @Home service provides broadband Internet access from consumers' homes over the cable television infrastructure and offers end-to-end managed connectivity services for businesses over both cable and digital telecommunications lines. Our media services include the Excite Network, a leading consumer Internet portal and MatchLogic, our targeted advertising service. The Excite Network offers search, content, community, communications services and commerce functionality to Internet users. Excite's media services focus on comprehensive navigation, global reach and personalization technology to attract and retain users and achieve market share. MatchLogic provides advertisers with targeted ad campaign management and other advertising-related services designed to improve the effectiveness of their advertising campaigns.

   At Home Corporation was incorporated under the laws of Delaware in March 1995. Our principal executive offices are located at 450 Broadway Street, Redwood City, California 94063. The primary telephone number for our principal executive offices is (650) 556-5000.

                                  THE OFFERING

   Of the shares that may be offered with this prospectus, 713,355 are held by former shareholders of DataInsight, Inc. and 98,890 are held by former shareholders of Join Systems, Inc. These shares are being offered on a continuous basis under Rule 415 of the Securities Act.

   Series A common stock that may be
    offered by the selling stockholders.... 812,245 shares

   Series A common stock to be outstanding
    after this offering.................... 400,764,664 shares*

   Use of proceeds......................... We will not receive any proceeds.

--------
*  Based on the number of shares outstanding as of June 30, 2000.

                                 RISK FACTORS

   You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us, or that we currently deem immaterial, may also impair our business operations. Our business, financial condition or results of operations could be seriously harmed by any of these risks. The trading price of our Series A common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Excite@Home's Business

 We may fail to integrate our business and technologies with the business and technologies of companies we have recently acquired or may acquire.

   We have completed several acquisitions recently, and we intend to pursue additional acquisitions in the future. If we fail to integrate these businesses, our quarterly and annual results may be adversely affected. Integrating acquired organizations and products and services could be expensive, time-consuming and a strain on our resources. In addition, we may be unable to identify future acquisition targets and we may be unable to complete future acquisitions on reasonable terms. Risks we could face with respect to acquisitions include:

  . the difficulty of integrating acquired technology or content and rights into our services;

  .  the difficulty of assimilating the personnel of the acquired companies;

  . the difficulty of coordinating and integrating geographically-dispersed operations;

  .  our ability to retain customers of an acquired company;

  . the potential disruption of our ongoing business and distraction of management;

  .  the maintenance of brand recognition of acquired businesses;

  .  the failure to successfully develop acquired in-process technology;

  .  unanticipated expenses related to technology integration;

  . the maintenance of uniform standards, corporate cultures, controls, procedures and policies;

  . the impairment of relationships with employees and customers as a result of the integration of new management personnel.

 Recently-acquired businesses may not be successful.

   Our recently acquired companies are in an early stage of development and have unproven business models. Acquired features, functions, products or services may not achieve market acceptance.

   iMALL. Prior to August 1998, substantially all of iMALL's revenues were attributable to its seminar business. This business was discontinued in August 1998. iMALL has yet to achieve significant revenue from its current business of providing turnkey electronic commerce services to online merchants or its other shopping-oriented web sites. A market for iMALL's services may not develop, and iMALL's services may not become widely accepted.

   Bluemountain.com. The acquisition of Bluemountain.com also involves a number of risks. For example, prior to the acquisition, the Bluemountain.com electronic greeting card service only sold limited advertising on its web sites. Bluemountain.com users may not accept a service that displays advertising. Bluemountain.com users may not continue to use the Bluemountain.com service for other reasons. For instance, competitive electronic greeting card sites have increased in popularity. Also, the popularity of electronic greeting card services could decline generally. Additionally, advertisers may not choose to advertise on the Bluemountain.com service if users do not accept advertising or purchase goods or services advertised on Bluemountain.com in sufficient quantities.

   During 2000, we have acquired Kendara, Inc., Worldprints.com International, Inc., DataInsight, Inc. and Join Systems, Inc., and we may acquire other companies during 2000. These companies have specific technology and other capabilities that we may not be able to successfully integrate with our services or transition to our online platforms. As a result, we may incur unexpected integration and product development expenses that could harm our results of operations. We may also be required to record charges to operations related to the impairment of acquired technology or other intangible assets.

 We have incurred and expect to continue to incur substantial losses.

   At Home Corporation was incorporated in March 1995, commenced operations in August 1995, and has incurred net losses in each fiscal period since its inception. As of June 30, 2000, we had an accumulated deficit of $3,030 million, which includes depreciation and amortization, cost and amortization of acquisition-related intangibles and deferred compensation and cost and amortization of distribution agreements of approximately $2,955 million since inception. In addition, we currently intend to increase capital expenditures and operating expenses in order to expand our network, market and provide our broadband services to potential subscribers and expand our international operations. As a result of the acquisitions of Excite, iMALL, Bluemountain.com and other companies, we anticipate that we will incur substantial non-cash charges including charges relating to the amortization of goodwill and other intangible assets in future periods. Therefore, we anticipate that we will incur significant net losses for the foreseeable future.

 Our quarterly operating results may fluctuate because of a number of factors.

   Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. These factors include:

  .  subscribers growth rates and prices charged by our cable partners;

  . the level of usage of the Internet in general and portal web sites in particular;

  .  the introduction of new products or services by us or our competitors;

  .  demand for Internet advertising;

  .  pricing changes for Internet-based advertising;

  .  the addition or loss of advertisers;

  . the level of user traffic on our web sites used for our narrowband services;

  . the mix of types of advertising we sell, such as the mix of targeted advertising as compared to general rotation advertising;

  . the amount and timing of capital expenditures and other costs relating to the expansion of our operations;

  .  the timing of marketing expenditures to promote our brands;

  .  costs incurred with respect to acquisitions;

  . seasonality associated with the advertising business and Bluemountain.com; and

  .  general economic conditions.

   Our expense levels are based in part on expectations of future revenue and, to a large extent, are fixed. We may be unable to adjust spending quickly enough to compensate for any unexpected revenue shortfall.

   Our Internet advertising revenue is subject to seasonal fluctuations. Historically, advertisers spend less in the first and third calendar quarters, and user traffic for our narrowband services has historically been lower during the summer and during year-end vacation and holiday periods.

   Due to all of the foregoing factors and the other risks described in this section, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance, particularly in light of the number of acquisitions we have completed. It is possible that in some future periods our results of operations may be below the expectations of public market analysts and investors. In this event, the price of our Series A common stock may fall.

 If we do not develop new and enhanced features, products and services for our narrowband and broadband services, we may not be able to attract and retain a sufficient number of users.

   Because of the competitiveness of our market, we believe it is important to introduce additional or enhanced features, products and services in the future in order to differentiate our services and retain our current users and attract new users. Acquiring or developing new features, products and services may require a substantial investment of personnel and financial and other resources. If we introduce a feature, product or service that is not favorably received by our current users, they may not continue using our services as frequently and they may choose a competing service.

   We must also continually enhance our products and services to incorporate rapidly changing Internet technologies. We could incur substantial development costs if we need to modify our products, services or infrastructure to adapt to changes in Internet technologies. Our business could be harmed if we incur significant costs to adapt to these changes. If we cannot adapt to these changes, users may discontinue using our services. Additionally, a new feature, product or service may not gain acceptance with users and we may not achieve a return on our investment.

   We may also experience difficulties that could delay or prevent us from introducing new features, products or services. Furthermore, these features, products or services may contain errors that are discovered after the feature, product or services are introduced. We may need to modify their design significantly to correct these errors. In addition, we must consult with and involve our principal cable partners in the development and design of new features, products or services for our broadband services. Therefore, the process of introducing new broadband features, products and services is time consuming and if our principal cable partners object to a new feature, product or service, we could be prohibited from offering it in particular areas. Our business could be adversely affected if we experience difficulties in introducing new products and services or if users do not accept these new products or services.

 We depend on the sale of advertisements on our services, and if online advertising does not become accepted, or if users employ new technology to block or filter online advertising, our business would be harmed.

   We expect to derive a substantial amount of our revenues from the sale of advertising on our services for the foreseeable future. No standards have been widely accepted to measure the effectiveness of online advertising. If standards do not develop, existing advertisers may not continue their current levels of online advertising. Furthermore, advertisers that have traditionally relied upon other advertising media may be reluctant to advertise online. Advertisers that already have invested substantial resources in other advertising methods may be reluctant to adopt a new strategy. Our business would be harmed if the market for online advertising fails to develop or develops more slowly than expected.

   Different pricing models are used to sell online advertising. It is difficult to predict which, if any, will emerge as the industry standard. This makes it difficult to project future advertising rates and revenues. For example, advertising rates based on the number of "click throughs," or user requests for additional information made by clicking on the advertisement, instead of rates based solely on the number of impressions, or number of times an advertisement is displayed, could adversely affect our revenues because impression-based advertising comprises a substantial majority of our current advertising revenues. Our advertising revenues could be harmed if we are unable to adapt to new forms of online advertising.

   Moreover, "filter" software programs that limit or prevent advertising from being delivered to a web user's computer are available. Other software programs are able to hide a web user's identity and prevent "cookies" from being written to, or read from, the user's hard drive. Cookies are bits of information keyed to a specific memory location and passed to a web site server through the user's browser software. This software prevents the proper operation of our services, including personalization of the My Excite Start Page and targeted banner advertising. Widespread adoption of software products such as these could reduce the attractiveness of our personalization features and harm the commercial viability of online advertising.

 We must develop and maintain the awareness of our brands to attract consumers and advertisers.

   Maintaining and strengthening our brands is critical to achieving widespread acceptance of our services by consumers and advertisers, particularly in light of the competitive nature of our markets. Promoting and positioning our brands will depend largely on the success of our marketing efforts and our ability to provide high quality services. We may find it necessary to increase our marketing budget or otherwise increase our financial commitment to creating and maintaining brand loyalty among users. If we fail to promote and maintain our brands or incur excessive expenses in an attempt to promote and maintain our brands, our business could be harmed.

 Privacy concerns could lead to legislation or new technology that could make it more difficult for us to deliver targeted advertising.

   Due to privacy concerns, some Internet commentators, consumer advocates and governmental officials have suggested that the use of cookies be limited or eliminated. In addition, certain currently available web browsers allow a user to delete cookies or prevent cookies from being stored on the user's hard drive, and technology that shields e-mail addresses, cookies and other electronic means of identification could become commercially accepted. Any reduction or limitation in the use of cookies through legislation, new technology or otherwise, could limit the effectiveness of our ad targeting, which could harm our business.

 We could face liability related to the privacy of personal information about our users.

   Our narrowband services use cookies to deliver targeted advertising, help compile demographic information about users and limit the frequency with which an advertisement is shown to the user. Cookies are placed on the user's hard drive, often without the user's knowledge or consent. We could face liability relating to the collection and use of this information, as well as other misuses such as unauthorized marketing. The Federal Trade Commission and some states have been investigating Internet companies regarding their use of personal information, and some groups have initiated legal action against Internet companies regarding their privacy practices. In addition, the United States federal and various state governments have proposed new laws restricting the collection and use of information regarding Internet users. We could incur additional expenses if new regulations regarding the use of personal information are introduced or if government agencies choose to investigate our privacy practices.

 The sponsorship advertising we sell subjects us to financial and other risks.

   We derive a substantial portion of our revenues from sponsorship arrangements. These are advertising relationships under which third parties receive sponsored services and placements on our services in addition to traditional banner advertisements across our services. These arrangements expose us to potential financial risks, including the risk that we fail to deliver required minimum levels of user impressions, that third party sponsors do not perform their obligations under these agreements, or that they do not renew the agreements at the end of their term. These arrangements also require us to integrate sponsors' content with our services, which can require the dedication of resources and programming and design efforts to accomplish. We may not be able to attract additional sponsors or renew existing sponsorship arrangements when they expire.

   In addition, we have granted exclusivity provisions to some of our sponsors, and may in the future grant additional exclusivity provisions. These exclusivity provisions may have the effect of preventing us from accepting advertising or sponsorship arrangements from certain advertisers during the term of the agreements. Our inability to enter into further sponsorship or advertising arrangements as a result of any exclusivity arrangements could harm our business.

 Our equity investments in other companies may not yield any returns.

   We have made and plan to continue to make equity investments in many Internet companies, including joint ventures in other countries. In most instances, these investments are in the form of illiquid securities of private companies. These companies typically are in an early stage of development and may be expected to incur substantial losses. Due to recent market volatility, some of these companies may alter plans to go public, and others that have gone public have experienced or may experience significant decreases in the trading prices of their common stock. Our investments in these companies may not yield any return. Furthermore, if these companies are not successful, we could incur charges related to write-downs or write-offs of assets. We also record and continue to record a share of the net losses in some of these companies, up to our cost basis, if they are equity investments. We intend to continue to invest in illiquid securities of private companies and in joint ventures in the future. Losses or charges resulting from these investments could harm our operating results.

 We must maintain the security of our networks.

   We have in the past experienced security breaches in our networks. We have taken steps to prevent these breaches, to prevent users from sharing files via the @Home service and to protect against bulk unsolicited e-mail. However, actual problems with, as well as public concerns about, the security, privacy and reliability of our networks may inhibit the acceptance of our services.

   The need to securely transmit confidential information over the Internet has been a significant barrier to electronic commerce and communications over the Internet. Any well-publicized compromise of security could deter more people from using the Internet or our services to conduct transactions that involve transmitting confidential information, such as purchases of goods or services. Because many of our advertisers seek to encourage people to use the Internet to purchase goods or services, our business could be harmed if this were to occur. We may also incur significant costs to protect against the threat of security breaches or to alleviate problems caused by these breaches.

 Excite Chello, our new international joint venture with UPC and UnitedGlobalCom, is an unproven business and may not achieve revenue and subscriber growth targets.

   In July 2000, we agreed with UPC and its parent company, UnitedGlobalCom (together, the "United Group"), to form a joint venture, to be named Excite Chello, which would combine UPC's chello broadband subsidiary with our assets and operations outside North America. We have agreed to invest approximately $94 million in this joint venture. Excite Chello will be equally owned and jointly controlled by Excite@Home and the United Group. We will account for our investment in Excite Chello under the equity method, and we will record our share of the net losses of the new joint venture, which will likely be higher than our share of net losses that we have taken to date on the joint ventures to be contributed. The expected higher losses are due to the accelerated expansion of international operations. Although we have announced intentions to publicly offer shares in Excite Chello at a future date, a number of factors may prevent the consummation of an initial public offering, including adverse changes in the financial markets, in general economic conditions, or in the operations of the new joint venture. Excite Chello will be a new business, and its ability to achieve revenue and subscriber growth targets is unproven. Excite Chello will face many of the same risks facing our company. In addition, Excite Chello faces specific risks related to providing broadband and narrowband services in foreign jurisdictions, including:

  .  regulatory requirements, including the regulation of Internet access;

  . legal uncertainty regarding liability for information retrieved and replicated in foreign jurisdictions;

  . potential inability to use European customer information due to new European governmental regulations; and

  .  lack of a developed cable infrastructure in many international markets.

   This transaction is not yet completed. The closing of this transaction is subject to several conditions, including regulatory approval, obtaining third-party consents and contributions by the joint venture partners.

 We may be liable for our links to third-party web sites.

   We could be exposed to liability with respect to the third-party web sites that may be accessible through our services. These claims may allege, among other things, that by linking to web sites operated by third parties, we may be liable for copyright or trademark infringement or other unauthorized actions by third parties through these web sites. Other claims may be based on errors or false or misleading information provided by our services. Our business could be harmed due to the cost of investigating and defending these claims, even to the extent these types of claims do not result in liability.

 We may face potential liability from our electronic commerce-related advertising arrangements.

   Some of our advertising relationships provide that we may receive payments based on the amount of goods or services purchased by consumers clicking from our services to a seller's web site. These arrangements may expose us to legal risks and uncertainties, including potential liabilities to consumers of the advertised products and services. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed.

   Some of the liabilities that may result from these arrangements include:

  . potential liabilities for illegal activities that may be conducted by the sellers;

  . product liability or other tort claims relating to goods or services sold through third-party e-commerce sites;

  . claims for consumer fraud and false or deceptive advertising or sales practices;

  .  breach of contract claims relating to purchases; and

  . claims that items sold through these sites infringe third-party intellectual property rights.

   Even to the extent that these claims do not result in material liability, investigating and defending these claims could harm our business.

 Protection of our intellectual property rights is costly and difficult.

   We regard our intellectual property, including our patents, copyrights, trademarks, trade secrets, and similar intellectual property as critical to our success. We rely upon patents, trademark and copyright law, trade secret protection and confidentiality and license agreements to protect our proprietary rights. Effective protection of intellectual property may not be available in every country in which our products and services are available. We cannot guarantee that the steps we have taken to protect our proprietary rights will be adequate.

 We may be subject to intellectual property infringement claims which are costly to defend and could limit our ability to use certain technologies in the future.

   Many parties are actively developing Internet-related technologies. We believe that these parties will continue to take steps to protect these technologies, including seeking patent protection. As a result, we believe that disputes regarding the ownership of these technologies are likely to arise in the future. From time to time, parties assert patent infringement claims against us in the form of letters, lawsuits and other forms of communications. In addition to patent claims, third parties may assert claims against us alleging infringement of copyrights, trademark rights, trade secret rights or other proprietary rights or alleging unfair competition.

   We may incur substantial expenses in defending against third-party infringement claims regardless of the merit of the claims. In the event that there is a determination that we have infringed third-party proprietary rights, we could incur substantial monetary liability and be prevented from using the rights in the future.

 Our substantial leverage and debt service obligations may adversely affect our cash flow

   We have substantial amounts of outstanding indebtedness, primarily from our convertible subordinated debentures due 2018 and our 4 3/4% convertible subordinated notes due 2006. We may be unable to generate cash sufficient to pay the principal of, interest on and other amounts in respect of our indebtedness when due. As of June 30, 2000, the total principal amount of our debt outstanding was $942 million. Our substantial leverage could have significant negative consequences, including:

  . increasing our vulnerability to general adverse economic and industry conditions;

  .  limiting our ability to obtain additional financing;

  . requiring the dedication of a substantial portion of our expected cash flow from operations to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including capital expenditures;

  . limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

  . placing us at a possible competitive disadvantage compared to less leveraged competitors and competitors that have better access to capital resources.

 Future acquisitions could result in dilutive issuances of stock and the need for additional financing.

   We have typically paid for our acquisitions by issuing shares of our capital stock. In the future, we may effect other large or small acquisitions by using stock, and this will dilute our stockholders. We may also use cash to buy companies or technologies in the future, as we did for a portion of the purchase price for Bluemountain.com, and we may need to incur additional debt to pay for these acquisitions. Acquisition financing may not be available on favorable terms or at all. In addition, we will likely be required to amortize significant amounts of goodwill and other intangible assets in connection with future acquisitions, which will have a material effect on our results of operations.

 We must manage our growth.

   Our growth and recent acquisitions have placed a significant strain on our managerial, operational, and financial resources. For example, we have grown from 570 employees at December 31, 1998 to more than 2,500 employees at June 30, 2000. In addition, we plan to continue to hire additional personnel. To manage our growth, we must continue to implement and improve our operational and financial systems and to expand, train and manage our employee base. Any failure to manage growth effectively could harm our business.

 Government regulation and legal uncertainties relating to the Internet could hinder the popularity of the Internet.

   New Internet privacy and other laws. There are currently few laws or regulations that specifically regulate communications or commerce on the Internet. However, laws and regulations may be adopted in the future that address issues such as user privacy, pricing, content and the characteristics and quality of products and services. For example:

  . The United States federal government and various state governments have proposed limitations on the collection and use of information regarding Internet users. In October 1998, the European Union adopted a directive that may result in limitations on our ability to collect and use information regarding Internet users in Europe.

  . Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers and online service providers in a manner similar to long distance telephone carriers and to impose access fees on these companies. This could increase the cost of transmitting data over the Internet.

   Moreover, it may take years to determine the extent to which existing laws relating to issues such as property ownership, libel and personal privacy are applicable to the Internet. Any new laws or regulations relating to the Internet could harm our business.

   Tax laws. The tax treatment of the Internet and electronic commerce is currently unsettled. A number of proposals have been made at the federal, state and local level and by certain foreign governments that could impose taxes on the sale of goods and services and certain other Internet activities. Our business may be harmed by the passage of laws in the future imposing taxes or other burdensome regulations on online commerce.

   Other jurisdictions. Because our service is available in multiple states and foreign countries, these jurisdictions may claim that we are required to qualify to do business as a foreign corporation in each of these states and foreign countries. If we fail to qualify as a foreign corporation in a jurisdiction where we are required to do so, we could be subject to taxes and penalties.

 We could face liability for defamatory or indecent content provided on our services.

   Claims could be made against Internet and online service providers under both United States and foreign law for defamation, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their networks. Several private lawsuits seeking to impose this liability are currently pending against Internet and online services providers. Our insurance may not adequately protect us from these types of claims.

   In addition, legislation has been proposed that prohibits, or imposes liability for, transmission over the Internet of indecent content. The imposition upon Internet and online service providers of potential liability for information carried on or disseminated through their systems could require us to implement measures to reduce our exposure to this liability. This may require that we expend substantial resources or discontinue service or product offerings. The increased focus on liability issues as a result of these lawsuits and legislative proposals could impact the growth of Internet use. Furthermore, governments of some foreign countries, such as Germany, have enacted laws and regulations governing content distributed over the Internet that are more strict than those currently in place in the United States. One or more of these factors could significantly harm our business.

 Our future success depends on our ability to attract, retain and motivate highly skilled employees.

   Our future success depends on our ability to attract, retain and motivate highly skilled employees. Competition for employees in the Internet industry is intense, particularly in the Silicon Valley where we are headquartered. Due to the recent decline in the trading price of our common stock, we may face challenges in attracting and retaining employees. Additionally, the exercise price of a significant portion of our equity awards such as stock options may be higher than the current trading price of our stock, and such stock options may not retain the incentive effect intended at the time of issuance. We may issue additional equity awards from time to time to retain employees and this may dilute existing shareholders. We may be unable to attract, assimilate or retain other highly qualified employees in the future. We have from time to time experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Recently, several members of executive management have resigned from our company, and although we have replaced most of these employees, the new employees have generally not had previous experience working with each other or other members of executive management. The risk of attracting and retaining qualified employees is compounded by the fact that we are controlled by our principal cable partners or by AT&T alone if the new distribution agreements with our cable partners become effective, and therefore we may not have the same flexibility as a typical Silicon Valley company to pursue initiatives proposed by management. Furthermore, certain key employees possess marketing, technical and other expertise which is important to the operations of our business, and if these employees leave, we may not be able to replace them with employees possessing comparable skills.

Risks Relating to Excite@Home's Broadband Services

 Our broadband business is unproven, and it may not achieve profitability.

   The profit potential of our broadband business model is unproven and our broadband services may not achieve the level of consumer or commercial acceptance that we have forecasted. We have had difficulty predicting whether the pricing models or revenue sharing arrangements with our cable partners for our broadband services will prove to be viable, whether demand for our broadband services will continue at the prices our cable partners charge for our broadband services, or whether current or future pricing levels will be sustainable. If these pricing levels are not achieved or sustained or if our broadband services do not achieve or sustain broad market acceptance, our business will be significantly harmed.

 We need to add subscribers at a rapid rate for our broadband business to succeed, but we may not achieve our subscriber growth goals.

   Our actual revenues or the rate at which we add new subscribers may differ from our forecasts. We may not be able to increase our subscriber base enough to meet our internal forecasts or the forecasts of industry analysts or to a level that meets the expectations of investors. The rate at which subscribers have increased in the past does not necessarily indicate the rate at which subscribers may be expected to grow in the future.


 Our broadband subscriber growth is limited by installation and price constraints.

   Installation of the @Home service generally requires a customer service representative employed by a cable partner to install a cable modem at a customer's location and therefore can be time consuming. If we are unable to speed the installation of our service, our subscriber growth could be constrained. Moreover, the @Home service is currently priced at a premium to many other online services, and large numbers of subscribers may not be willing to pay a premium for the service. Some companies offer free Internet access with the purchase of personal computers and some Internet service providers have reduced or eliminated Internet access charges in exchange for placing advertisements on a customer's computer screen. If these promotions become more widely used, or if Internet access fees decline, consumers may be less willing to pay a premium for broadband services, or our broadband services in particular.

 If we cannot maintain the scalability and speed of our @Home broadband network, customers will not accept our broadband services.

   Due to the limited deployment of our broadband services, the ability of our broadband network to connect and manage a substantial number of subscribers at high transmission speeds is unknown. Therefore, we face risks related to our network's ability to be scaled up to accommodate increased subscriber levels while maintaining performance. Our network may be unable to achieve or maintain a high speed of data transmission, especially as the number of our subscribers increases. Because of our reliance on regional data centers and the cable infrastructure located in particular geographic areas to support our broadband services, our and our cable partners' infrastructure must also be able to accommodate increased subscribers in a particular area. If the existing infrastructure for a geographic area does not accommodate additional subscribers, network performance for an area could decline causing us to lose subscribers in that area, especially if a cable partner was unwilling to upgrade its infrastructure in that area.

   In recent periods, the performance of the @Home network has experienced some deterioration in some markets partially as a result of subscriber abuse of the @Home service. While we are seeking to eliminate this abuse by enforcing our acceptable-use policy and by limiting users' upstream bandwidth, our failure to do so may result in slower network performance and reduced customer demand for our services.

 If new "DOCSIS" compliant and self-installable cable modems are not deployed timely and successfully, our subscriber growth could be constrained.

   Currently, each of our subscribers must typically obtain a cable modem from a cable partner to access the @Home service. The North American cable industry has adopted interface standards known as DOCSIS for hardware and software to support the delivery of data services over the cable infrastructure utilizing compatible cable modems. Some of our cable partners have chosen to delay deployments of the @Home service until the commercial availability of DOCSIS-compliant cable modems is widespread, among other reasons. Also, cable modem manufacturers have experienced, and may continue to experience, production and delivery problems with cable modem components that may restrict the number of modems available. For example, the supply of certain key components required in the manufacture of cable modems was severely constrained during the first half of 2000 when a key parts supplier experienced a factory fire. Cable modem manufacturers may also delay the production or delivery of cable modems for various economic or other reasons. Subscriber growth could be constrained and our business could be significantly harmed if our cable partners slow the deployment of the @Home service because they are not able to obtain a sufficient quantity of DOCSIS-compliant modems and if such modems do not become widely available through channels such as retail and pre-installment by personal computer manufacturers.

   We believe that our ability to meet our subscriber goals depends on the degree to which two-way cable modems become widely available in channels such as personal computer manufacturers and retail outlets. Currently, this widespread availability has not yet occurred. In addition, these modems must be easy for consumers to install themselves, rather than requiring a customer service representative to perform the installation. Additionally, the success of self-installable cable modems depends on our ability to deploy systems that allow customers to self-provision the @Home service through online and other means. If two-way cable modems do not become quickly available in outlets other than through cable television companies, if they cannot be installed easily by consumers, or if customers are not able to initiate the @Home service themselves, it would be difficult for us to attract large numbers of additional subscribers and our business would be harmed.

 Our broadband business may be impacted by cable access proposals and other government regulation.

   Currently, our broadband services are not directly subject to regulations of the Federal Communication Commission or any other federal, state or local communications regulatory agency. However, there may be changes in the regulatory environment relating to the Internet, cable television or telecommunications markets. These changes could require regulatory compliance by us, impact our exclusivity arrangements or limit our ability to provide broadband services to our subscribers, and therefore could adversely affect our revenues and results of operations. Such possible government regulations include the following:

  . The FCC could require our cable partners to grant competitors access to their cable systems. GTE, MindSpring Enterprises, Inc., Consumers Union and other parties have requested Congress, the Federal Communications Commission and state and local authorities to require cable operators to provide Internet and online service providers with unbundled access to their cable systems. If we or our cable partners are classified as common carriers, or if government authorities require third-party access to cable networks or unaffiliated Internet service providers, our competitors may be able to provide service over our cable partners' systems prior to the expiration of our exclusivity agreements. The rates that our cable partners charge for this third-party access, or for the @Home services, could also be subject to rate regulation or tariffing requirements.

  . Local governmental proceedings. Some local jurisdictions, including Portland and Multnomah County, Oregon and Broward County, Florida, have imposed third-party access requirements on

     AT&T and other cable companies operating in those communities. The U.S. Court of Appeals has decided in two of its circuits that cable broadband services are telecommunications services subject to regulation at the federal level. As a result, local and state jurisdictions in these two circuits are prevented from imposing third-party access or carriage requirements for cable broadband service. It is possible, however, that local jurisdictions in other circuits may try to impose similar requirements in the future. Since these circuit court decisions are not binding on other circuits, courts in those circuits could decide that their local jurisdictions have rights to impose third-party access requirements. In addition, local jurisdictions could try to impose similar requirements under various other legal theories.

  . Other litigation. In October 1999, GTE filed a lawsuit in a U.S. District Court and in November 1999, a class action was filed, each alleging violations by us of the federal antitrust laws. Although it is too early to predict the outcome of this litigation, we could be forced to pay damages, allow other service providers to utilize our network, otherwise alter the way we do business or incur significant costs in defending these litigations. Any of these outcomes could harm our business. In addition, others could initiate litigation on similar legal theories in the future.

  . Federal regulation. Regulatory changes that affect telecommunications costs, limit usage of subscriber-related information or increase competition from telecommunications companies could affect our pricing or ability to market our broadband services successfully. For example, changes in the regulation of cable television rates may affect the speed at which our cable partners upgrade their cable systems to carry our broadband services.


 We could lose subscribers, distribution relationships and revenues related to broadband services to our competitors.

   The markets for consumer and business broadband services are extremely competitive, and we expect that competition will intensify in the future. Our most direct competitors for broadband services include the following:

  . Providers of cable-based Internet services. Media One Group, which was recently acquired by AT&T, and Time Warner Inc. have deployed high-speed Internet access services over their local cable networks through their own cable-based Internet service, Road Runner. We currently compete with Road Runner to establish distribution arrangements with cable system operators and we may compete for subscribers in the future if and when our cable partners cease to be subject to their exclusivity obligations. In addition, we compete with other providers of cable-based Internet services, such as ISP Channel, Inc. and High Speed Access Corporation.

  . Telecommunications providers. We compete with national long-distance and local exchange carriers that offer high-speed, Internet access services such as asymmetric digital subscriber line, known as DSL. Recently, these services have been offered in a number of areas and at lower prices than in the past. If the advanced services offered by these companies are deregulated, this would further enhance the ability of these companies to compete against our services.

  . Internet and online service providers. We compete with Internet service providers that provide basic Internet access services, online service providers such as America Online, and other Internet portals and online services that have announced broadband strategies, such as Yahoo!.

  . Cable and fiber-optic system over-builders. We compete with companies that have obtained franchises from local authorities to build their own coaxial cable and fiber-optic networks to deliver bundled telecommunications services to residential customers. These companies, such as RCN Corp., act as exclusive providers of broadband internet, phone and cable television services over their own advanced local network infrastructure. Although these systems have been built in limited geographic areas to date, widespread availability of bundled services by system over-builders would represent significant competition against our services.

   Many of our competitors and potential competitors have substantially greater financial, technical and marketing resources, larger subscriber bases, longer operating histories, greater name recognition and more established relationships with advertisers and content and application providers than we do. These competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote more resources to developing Internet services or online content than we can. We may not be able to compete successfully against current or future competitors. Competitive pressures could significantly impact the growth of our broadband subscriber base and our ability to renew and enter into new distribution agreements and as a result may hurt our revenues.

   The proposed merger between America Online and Time Warner Inc. creates uncertainties about which cable markets will be served by Road Runner on an exclusive or non-exclusive basis, and the merger may improve Road Runner's ability to negotiate distribution agreements with cable system operators. Additionally, our principal shareholder, AT&T, has a substantial ownership interest in Time Warner and Road Runner due to AT&T's recent acquisition of MediaOne. This relationship between America Online, AT&T, Time Warner and Road Runner creates further uncertainties about which cable markets we will be able to serve and under what terms. The proposed merger would also give America Online, the largest dial-up Internet service provider, the ability to utilize Road Runner's technology as a basis for leveraging its marketing and extensive subscriber base to compete for customers in our cable markets once our exclusivity agreements have expired. As a result, we may face intense long-term competition for customers in previously exclusive cable markets.

 Our dependence on our network to provide our broadband services exposes us to a significant risk of system failure.

   Our broadband service operations are dependent upon our ability to support our highly complex network infrastructure and avoid damage from fires, earthquakes, floods, power losses, telecommunications failures and similar events. The occurrence of a natural disaster or other unanticipated problem at our network operations center or at a number of our regional data centers could cause interruptions in our broadband services. Additionally, failure of our cable partners or companies from which we obtain data transport services to provide the data communications capacity that we require, for example as a result of natural disaster or operational disruption, could cause interruptions in our broadband services. Any damage or failure that causes interruptions in our network operations could harm our business.

Risks Related to Our Relationships With Our Cable Partners

   The success of our business depends on our relationships with our cable partners. We recently announced extended and modified distribution agreements with AT&T, Comcast and Cox, which have not yet become effective, and we also have distribution agreements with other cable partners. Additionally, we have agreed not to provide a variety of Internet services in the areas covered by our cable partners. Our agreements with our cable partners are complex and some of the risks associated with these relationships are set forth below. Please also refer to our proxy statement for our 2000 annual stockholders meeting for a further description of these agreements.

 We depend on our cable partners to upgrade to the two-way cable infrastructure necessary to support the @Home service; the availability and timing of these upgrades are uncertain.

   Transmission of our broadband services depends on the availability of high-speed two-way hybrid fiber coaxial cable infrastructure. However, only a portion of existing cable plants in the United States and in some international markets have been upgraded to two-way hybrid fiber coaxial cable, and even less are capable of high-speed two-way transmission. As of June 30, 2000, approximately 47% of our North American cable partners' cable infrastructure was capable of delivering the @Home service. Our cable partners have announced and are implementing major infrastructure investments in order to deploy two-way hybrid fiber coaxial cable. However, these investments have placed a significant strain on the financial, managerial, operating and other resources of our cable partners, most of which are already highly leveraged. Therefore, these infrastructure investments have been, and we expect will continue to be, subject to change, delay or cancellation. Furthermore, because of consolidation in the cable television industry, as well as the sale or transfer of cable assets among cable television operators, many cable companies have delayed upgrading particular systems that they plan to sell or transfer. If these upgrades are not completed in a timely manner, our broadband services may not be available on a widespread basis and we may not be able to increase our subscriber base at the rate we anticipate. Although our commercial success depends on the successful and timely completion of these infrastructure upgrades, most of our cable partners are under no obligation to upgrade systems or to introduce, market or promote our broadband services. As has happened in the past, even if a cable partner upgrades its cable infrastructure, the upgraded infrastructure may not function properly, and therefore may cause a delay in the availability of our broadband services for particular areas. The failure of our cable partners to complete these upgrades in a timely and satisfactory manner, or at all, would prevent us from delivering broadband services and would significantly harm our business.

 The letter agreement that we entered into with AT&T, Comcast and Cox on March 28, 2000 may subject us to legal risks.

   On May 26, 2000, a purported class action suit was initiated in the San Mateo County Superior Court by an alleged Excite@Home stockholder against Excite@Home, AT&T Corp., Comcast Corporation and Cox Communications, Inc., as well as each member of our board of directors. The complaint alleges that the defendants breached fiduciary duties to Excite@Home stockholders by approving or entering into, as applicable, the letter agreement among Excite@Home, AT&T, Comcast and Cox on March 28, 2000, and by agreeing to consummate the transactions contemplated by this agreement. In the complaint, the plaintiffs seek a court order nullifying the letter agreement, monetary damages, and a court order establishing a stockholders' committee comprised of unidentified class members to provide input regarding the transactions contemplated by the letter agreement. We believe this action is without merit, and intend to defend against this action vigorously. If the plaintiffs prevail, we may not be able to proceed with the transactions proposed by the letter agreement, which could seriously harm our business.

   On June 19, 2000, Cablevision filed a lawsuit in the Delaware Chancery Court against Excite@Home, AT&T, Comcast, Cox and affiliated entities alleging, among other things, that certain provisions of the letter agreement constitute an amendment to the stockholders' agreement to which Cablevision is a party and that Cablevision's consent is required for any such amendment. On June 22, 2000, the parties amended the letter agreement. The court was advised that the parties have agreed not to consummate the new distribution arrangements until at least the conclusion of the trial on the merits in the Cablevision lawsuit. In addition, the date on which the parties may first terminate the letter agreement if the new distribution arrangements have not yet become effective was extended from September 30, 2000 to the earlier of November 15, 2000 or 30 days after the final judgment in the Cablevision litigation is no longer subject to appeal or review by the Delaware courts. On June 30, 2000, we filed a counterclaim alleging that Cablevision has breached its existing agreement with us. We believe that there is no legal merit to Cablevision's claim, and we will continue to vigorously defend this action.

 Our cable partners are not generally obligated to carry our broadband services, and the exclusivity obligations that prevent them from carrying competing services may be terminated.

   Most of our cable partners are currently subject to exclusivity obligations that prohibit them from obtaining high-speed, greater than 128 kilobits per second, residential consumer Internet services from any source other than us. However, our cable partners are generally under no affirmative obligation to carry any of our broadband services. The current exclusivity obligations of our principal cable partners, AT&T, Comcast, Cox and Cablevision, expire on June 4, 2002, and may be terminated sooner under some circumstances, as follows:

  . under the new agreements, Comcast or Cox may terminate their exclusivity obligations to us, or their entire relationship with us, at any time on or after June 4, 2001 by providing six months' prior written notice, with the termination to become effective on the first June 4 or December 4 following this notice period, provided that they forfeit newly-issued warrants to purchase shares of our Series A common stock;

  . under the new agreements, Comcast may terminate its current exclusivity obligations at any time if required to do so by Microsoft pursuant to an agreement between those companies, in which case we may repurchase a portion of Comcast's equity interest in Excite@Home;

  . any principal cable partner may terminate all of its exclusivity obligations upon a change in law that materially impairs its rights;

  . Comcast or Cox may terminate all exclusivity obligations of our principal cable partners at any time if there is a change of control of TCI that results within 12 months in the incumbent TCI directors no longer constituting a majority of TCI's board. AT&T, TCI, Comcast and Cox have agreed, however, that AT&T's acquisition of TCI did not constitute a change of control under the terms of the original agreement; and

  . Comcast or Cox may terminate the exclusivity provisions of our principal cable partners as of June 4 of each year if AT&T and its affiliates do not meet specified subscriber penetration levels for the @Home service.

   Under the new agreements, Comcast and Cox were granted the right to sell their shares of our Series A common stock to AT&T for a minimum price of $48 a share at any time between January 1, 2001 and June 4, 2002. This right could make it easier for Comcast or Cox to terminate their relationship with us should they choose to do so.

   Additionally, under the new agreements, once the current exclusivity obligations expire on June 4, 2002, these cable partners have agreed to use us as their provider of platform and connectivity services used in delivering their high-speed Internet access services over their cable systems in the United States through June 4, 2008 with respect to AT&T, and through June 4, 2006 with respect to Comcast and Cox. However, these agreements do not prohibit these cable partners from offering consumers a choice to use other service providers after June 4, 2002, or sooner with respect to Comcast or Cox if they terminate their exclusivity obligations. Comcast or Cox may terminate this new agreement at any time by providing six months' prior written notice, with the termination to become effective on the first June 4 or December 4 following this notice period.

   If the exclusivity obligations of our cable partners or our new agreements with these cable partners are terminated, our business could be harmed significantly and our stock price would likely suffer an immediate drop.

 Our cable partners may offer services that compete with the @Home service, but we are prohibited from offering competing services.

   Many of our cable partners' exclusivity obligations are limited to high-speed residential Internet services and do not extend to various services that they may offer without us. These services include, but are not limited to, telephony services, commercial and business services similar to our @Work service, Internet services that do not use the cable television infrastructure or do not require use of an Internet backbone and limited Internet services including streaming video and other downstream-only services. By providing these services, most cable partners can compete, directly or indirectly, with our broadband delivery activities.

   Until the expiration of our principal cable partners' exclusivity obligations, we may not offer the services described above using their plant, or to residences in the geographic areas served by their cable systems, without their consent. These restrictions apply even if we have integrated such a service with the @Home service in another geographic area. For example, in order to provide streaming video longer than 10 minutes in duration, we must seek a principal cable partner's consent or negotiate a separate agreement, including a new revenue split, if applicable, prior to offering the service. We must similarly obtain our cable partners' consent or execute a separate agreement to provide broadband services over alternate platforms including fixed wireless, cellular or DSL infrastructures to any residential customers in the cable partners' geographic area. If our principal cable partners do not allow us to offer broadband services over alternate platforms, our market for such services will be severely limited and our business could be harmed.

 We depend on our cable partners to promote our services and obtain new subscribers.

   The rate at which we are able to obtain new subscribers depends not only on the degree to which our cable partners upgrade their cable systems but also on the level and effectiveness of the efforts of our cable partners to promote our services. Our cable partners have achieved different levels of subscriber penetration. In Canada, for example, where our cable partners have high levels of upgraded cable systems and faced early competition from other providers of high speed data services, we have relatively high levels of subscriber penetration (exceeding those in the United States). Among our principal U.S. cable partners, AT&T, Cox and Comcast are actively promoting our services and are beginning to increase their penetration rates. Cablevision, however, has deployed our service to only a small number of subscribers and continues to offer its own online service called Optimum Online to the majority of subscribers in cable systems deployed to date. We cannot predict the rate at which our cable partners will add new subscribers to our services. If our cable partners do not actively and effectively promote our services, we will not be able to reach the level of subscribers necessary to achieve a profitable business model.

 We are currently controlled by our principal cable partners, and may become subject to control by AT&T, and our interests may not always align with AT&T or our other principal cable partners.

   AT&T controls approximately 55% of our voting power. Currently, five of our eleven directors are directors, officers or employees of AT&T or its affiliates. AT&T currently owns all 30.8 million outstanding shares of our Series B common stock, each of which carries ten votes per share. This Series B common stock ownership gives AT&T the right to elect five Series B directors, one of which is designated by Comcast and one of which is designated by Cox. Currently, our board may take action only if approved by the board and by at least 75%, or four of the five, of our Series B directors. As a result, corporate actions generally require the approval of AT&T's three Series B directors and one, or in some cases both, of the directors designated by Comcast and Cox. Therefore, Comcast and Cox, acting together, may veto any board action.

   Under our new agreements with these cable partners, AT&T will acquire additional voting control over us. If these agreements become effective, AT&T will have the right to elect at least a majority of the board of directors. Comcast and Cox will waive their right to elect directors to our board and their designees will resign their board positions. All board actions will be decided by a majority vote of the board.

   Currently, we depend on a continuing cooperative relationship with our principal cable partners in order to approve board action and in order to take action that requires stockholder consent. If the new agreements with our cable partners become effective, we will be subject to both board and stockholder voting control by AT&T. It is possible that the objectives of these companies, or AT&T if the new agreements become effective, will diverge from what management considers to be our optimum strategy.

 Warrants issued to our cable partners may result in additional dilution to our stockholders.

   We have entered into agreements with Cablevision, Rogers, Shaw and other cable partners under which we issued warrants to purchase shares of our Series A common stock. Under these agreements, warrants to purchase approximately 30.9 million shares of our Series A common stock at an average price of $2.20 per share were exercisable as of June 30, 2000.

   Under our new agreements with our principal cable partners, we granted or will grant warrants to Comcast and Cox to purchase two shares of Series A common stock and to AT&T to purchase one share of Series A common stock and one share of Series B common stock, for each home passed by the cable systems located in the United States operated by each respective cable partner. Warrants for an estimated 100 million shares in aggregate will be issued, and each warrant will have an exercise price of $29.54 per share. We may grant additional warrants in the future depending on increases in homes passed by cable systems owned by these cable partners. Additionally, approximately 50 million shares of Series A common stock held by AT&T will be converted into shares of Series B common stock, each share of which entitles AT&T to 10 votes and which will therefore result in additional voting power for AT&T. We will record the fair values of the warrants as they are earned by the cable partners and amortize such amounts to operations over the terms of the new distribution agreements.

   To the extent that our cable partners become eligible to and exercise their warrants, our stockholders would experience substantial dilution. We also may issue additional stock, or warrants to purchase stock, at prices equal to or less than fair market value in connection with efforts to expand distribution of the @Home service.

Risks Related to Our Narrowband Services

 Our narrowband services could lose users, advertisers and revenues to competitors.

   Our narrowband services compete with a number of companies both for users and advertisers and, therefore, for revenues. We expect this competition will intensify, particularly because there are few barriers to entry in this market. These competitors include:

  . Internet portal companies such as Disney's Go Network, Lycos, Netscape's Netcenter, NBCi and Yahoo!;

  . online service providers such as America Online and Microsoft's MSN service;

  . large media companies such as CBS, NBC, Time Warner and USA Networks, Inc., who have announced initiatives to develop web services or partner with web companies; and

  . providers of a wide variety of online information, entertainment and community services such as services that are targeted to vertical markets or electronic commerce services.

   Many providers of Internet services have been entering into distribution arrangements, co-branding arrangements, content arrangements and other strategic partnering arrangements with ISPs, online service providers, providers of web browsers, operators of high-traffic web sites and other businesses in an attempt to increase traffic and page views, thereby making their web sites more attractive to advertisers, while also making it more difficult for consumers to link to services. To the extent that our direct competitors or other web site operators are able to enter into successful strategic relationships, these competitors and web sites could experience increases in traffic and page views, or the traffic and page views on our narrowband services could remain constant or decline, either of which could harm our business by making these other web sites appear more attractive to advertisers.

   Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories in the Internet market, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we have. These competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential employees, distribution partners, advertisers and content providers. Further, it is possible that our competitors could develop search and retrieval services or other online services that are equal or superior to ours or that achieve greater market acceptance than our offerings.

   The Internet in general, and our narrowband services specifically, also must compete with traditional advertising media, such as print, radio and television, for a share of advertisers' total advertising budgets. To the extent that the Internet is not perceived as an effective advertising medium, advertisers may be reluctant to devote a significant portion of their advertising budgets to Internet advertising.

   The proposed merger between Time Warner Inc. and America Online announced in January 2000 would create a very large, diverse media conglomerate. The combined companies may be able to use their diverse media holdings and Internet service delivery capabilities to develop or expand Internet services and content that could attract a significant number of new users and increased traffic. Additionally, America Online will likely use Time Warner's subscription-based services as an advertising mechanism to attract users to the Internet access services provided by America Online and Road Runner. Increased competition for users of Internet services and content may result in lower subscriber growth rates for our online and Internet services and lower advertising rates and decreased demand for advertising space on our web sites.

 If usage of Internet portal sites by Internet users declines, our business could be harmed.

   The success of our Internet portal web sites is also dependent on Internet users continuing to use "portal" web sites for their information needs. Some Internet measurement services have reported that the number of unique users of Internet portal sites has been decreasing in recent periods. If Internet users begin to become less dependent on portal sites, and instead go directly to particular web sites, our traffic levels could decrease as measured by unique users, reach and pages views. As a result, the number of advertising impressions and the attractiveness of our sites to advertisers could be impacted, which would harm our media and advertising revenues.

 Our systems may not be able to accommodate increases in the number of users of our narrowband services.

   Our web sites for the Excite Network are currently hosted and operated on a computer network infrastructure separate from our broadband services. The Excite Network must accommodate a high volume of traffic and deliver frequently-updated information. The web sites for the Excite Network have in the past, and may in the future, experience slower response times or other problems for a variety of reasons. We also depend on third party information providers to provide updated information and content for these services on a timely basis. The Excite Network could experience disruptions or interruption in service due to the failure or delay in the transmission or receipt of this information. In addition, the users of these Excite Network services depend on Internet service providers, online service providers and other web site operators for access to the Excite Network. Each of these parties has experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. These types of occurrences could cause users to perceive the Excite Network as not functioning properly and therefore cause them to use other services.

 We depend on several third-party relationships for users, advertisers and revenues.

   We depend on a number of third party relationships to provide users and content for the Excite Network, including agreements for links to our services to be placed on high-traffic web sites and agreements for third parties to provide content, games and e-mail for narrowband web sites. We are not guaranteed of recouping our investments in these agreements through additional users or advertising revenues, and we may have to pay penalties for terminating agreements early. Some of these third parties could become our competitors, or provide their services to our competitors, upon termination of such relationships. If these relationships are terminated and we are not able to replace them, we could lose users or advertisers.

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale of the Series A common stock by the selling stockholders under this prospectus.

                                DIVIDEND POLICY

   We have never paid any cash dividends on our Series A common stock. We anticipate that we will continue to retain any earnings for use in the operation of our business and we do not anticipate paying any cash dividends in the foreseeable future.

                              SELLING STOCKHOLDERS

   The following table presents information with respect to the selling stockholders and the shares of our Series A common stock that they may offer with this prospectus. Each of the selling stockholders named below was formerly a shareholder of DataInsight, Inc. or Join Systems, Inc. and acquired their shares as a result of our acquisitions of these companies. Except for the relationships described below, to our knowledge, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us or any of our affiliates.

   The share information provided in the table below is based on information provided to us by the selling stockholders on or about July 15, 2000. We calculated beneficial ownership according to Rule 13d-3 of the Exchange Act as of this date. Each selling stockholder owns less than 1% of our outstanding Series A common stock, based on 399,952,419 shares of our Series A common stock outstanding as of June 30, 2000.

   Subject to the terms of our merger agreement with DataInsight, we will hold in escrow 71,336 shares that are beneficially owned by the selling stockholders until July 14, 2001, as collateral for indemnification obligations set forth in that agreement. Subject to limited exceptions, these shares may not be sold or transferred without our consent. In addition, shares held by two selling stockholders are subject to contractual restrictions on resale, as specified below.

   The selling stockholders may from time to time offer and sell any or all of their shares as listed below. Because the selling stockholders are not obligated to sell their shares, and because they may also acquire publicly traded shares of our Series A common stock, we cannot estimate how many shares each selling stockholder will beneficially own after this offering. We may update, amend or supplement this prospectus from time to time to update the disclosure in this section.

                                                                         Shares
                                                                          That
                                                               Shares    May Be
                                                            Beneficially Offered
                                                            Owned Before   and
Name                                                        the Offering  Sold
----                                                        ------------ -------
Former Shareholders of DataInsight:
Mark A. Betker.............................................     7,690      7,690
Herald David Bonnett.......................................     2,454      1,517
Frederick T. Diehl.........................................     5,622      3,748
Michael F. Doubrava........................................     5,997      5,622
Karl Friedman..............................................     6,464      6,464
John P. Fitzgerald.........................................     4,614      4,614
Thomas W. Gavel............................................    81,339     81,339
William J. Greiner.........................................    15,381     15,381
Daniel G. Helle............................................    10,648     10,648
Steven G. Helle (1)........................................   374,800    374,800
Raymond P. Martinez........................................     3,409      1,517
Darryl K. Petruska.........................................    14,511     11,476
John T. Pfannenstein.......................................    86,693     86,693
Steven M. Ryan.............................................     7,690      7,690
Robert D. Smith (2)........................................    86,466     86,466
James E. Washburn..........................................     7,690      7,690

                                                                        Shares
                                                                         That
                                                              Shares    May Be
                                                           Beneficially Offered
                                                           Owned Before   and
Name                                                       the Offering  Sold
----                                                       ------------ -------
Former Shareholders of Join Systems:
Alisa McCulloch Trust, Howard Laird McCulloch, Jr. TTEE..     26,934     26,934
David G. Belleville......................................        474        474
Jerry E. Callister.......................................        670        670
Callum Laird McCulloch Trust--1994, Howard Laird
 McCulloch, Jr. TTEE.....................................     26,934     26,934
Tanya L. Fouts...........................................        268        268
Terry Gannon and Carolyn Gannon Revocable Trust..........      3,210      3,210
Ernest E. Keet...........................................      1,876      1,876
Mary Li..................................................      1,206      1,206
Laird McCulloch..........................................      8,040      8,040
Linda M. Ritter..........................................      2,680      2,680
Theodore Smyth...........................................        670        670
David Spooner............................................        804        804
Robert A. Stevens........................................     18,481     18,481
Laura Stuart.............................................        670        670
Arlene L. Sweet..........................................      1,340      1,340
Henry Yung...............................................      4,231      4,231
Richard R. Zitola........................................        402        402
                                                             -------    -------
  TOTALS.................................................    820,358    812,245
                                                             =======    =======

--------
(1) Of these shares, 149,920 are subject to contractual restrictions on resale which lapse on a monthly basis until July, 2002.

(2) Of these shares, 34,856 are subject to contractual restrictions on resale which lapse on a monthly basis until July, 2002.

                              PLAN OF DISTRIBUTION

   The selling stockholders will be offering and selling all shares offered and sold with this prospectus. We will not receive any of the proceeds of the sales of these shares. Offers and sales of shares made with this prospectus must comply with the terms of the merger agreements we entered into with DataInsight and Join. For example, shares may only be sold with this prospectus after we receive a notice of resale, and may only be sold during the thirty trading days following our written response to the notice. However, selling stockholders may resell all or a portion of their shares in open market transactions in reliance upon available exemptions under the Securities Act, provided they meet the criteria and confirm to the requirements of one of these exemptions.

   Who may sell and applicable restrictions. Shares may be offered and sold directly by the selling stockholders from time to time. The selling stockholders could transfer, devise or gift shares by other means.

   Alternatively, the selling stockholders may from time to time offer shares through brokers, dealers or agents that may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom they may act as agent. In effecting sales, broker-dealers that are engaged by the selling stockholders may arrange for other broker-dealers to participate. The selling stockholders and any brokers, dealers or agents who participate in the distribution of the shares may be deemed to be underwriters, and any profits on the sale of shares by them and any discounts, commissions or concessions received by any broker, dealer or agent might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling stockholders may be deemed to be underwriters, the selling stockholders may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

   In addition, some of the selling stockholders are venture capital funds, corporations or trusts which may, in the future, distribute their shares to their partners, stockholders or trust beneficiaries, respectively, which distributes may likewise distribute further such shares. Distributed shares may later be sold by such partners, stockholders or trust beneficiaries, or by any of their respective distributees.

   Prospectus delivery. Because selling stockholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. At any time a particular offer of the shares is made, a revised prospectus or prospectus supplement, if required, will be distributed which will disclose:

  . the name of the selling stockholder and of any participating underwriters, broker-dealers or agents;

  .  the aggregate amount and class and series of shares being offered;

  . the price at which the shares were sold and other material terms of the offering;

  . any discounts, commissions, concessions and other items constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers; and

  . that the participating broker-dealers did not conduct any investigation to verify the information in this prospectus or incorporated in this prospectus by reference.

   The prospectus supplement or a post-effective amendment will be filed with the Securities and Exchange Commission to reflect the disclosure of additional information with respect to the distribution of the shares. In addition, if we receive notice from a selling stockholder that a donee or pledgee intends to sell more than 500 shares of Series A common stock, a supplement to this prospectus will be filed.

   Manner of sales. The selling stockholders will act independently of the company in making decisions with respect to the timing, manner and size of each sale. Sales may be made over the Nasdaq National Market or the over-the-counter market. The shares may be sold at then prevailing market prices, at prices related to prevailing market prices, at fixed prices or at other negotiated prices.

   The shares may be sold according to one or more of the following methods:

  . a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  . purchases by a broker or dealer as principal and resale by the broker or dealer for its account as allowed under this prospectus;

  . ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  .  an exchange distribution under the rules of the exchange;

  . face-to-face transactions between sellers and purchasers without a broker-dealer; and

  .  by writing options.

   Some persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the shares, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids. The selling stockholders and any other person participating in a distribution will be subject to applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder, including Regulation M under the Exchange Act. Regulation M may limit the timing of purchases and sales of any of the shares by the selling stockholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. All of the foregoing may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

   Hedging and other transactions with broker-dealers. In connection with distributions of the shares, the selling stockholders may enter into hedging transactions with broker-dealers. In connection with these transactions, broker-dealers may engage in short sales of the registered shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell shares short and redeliver the shares to close out short positions. The selling stockholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the registered shares. The broker-dealer may then resell or transfer these shares with this prospectus. A selling stockholder may also loan or pledge the registered shares to a broker-dealer and the broker-dealer may sell the shares so loaned or, upon a default, the broker-dealer may effect sales of the pledged shares with this prospectus.

   Expenses associated with registration. We have agreed to pay the expenses of registering the shares under the Securities Act, including registration and filing fees, printing and duplication expenses, administrative expenses, legal fees, including fees for one legal counsel retained by the selling stockholders and accounting fees. If the shares are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts, underwriting commissions and agent commissions.

   Indemnification and contribution. In the merger agreement, we and the selling stockholders have agreed to indemnify or provide contribution to each other and specified other persons against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act. The selling stockholders may also agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act.

   Suspension of this offering. We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of material fact or omit to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to each selling stockholder.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our annual report on Form 10-K, as amended, for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We incorporate into this prospectus by reference the following documents:

  . the registration statement on Form S-3 of which this prospectus is a part, and the documents filed as exhibits to the registration statement and incorporated into the registration statement by reference;

  . our annual report on Form 10-K, as amended, for the year ended December 31, 1999;

  . all other reports filed under Section 13(a) or 15(d) of the Exchange Act since December 31, 1999, including: (1) our quarterly report on Form 10-Q for the quarter ended March 31, 2000; and (2) our current reports on Form 8-K filed on April 3, 2000, June 2, 2000 and June 29, 2000;

  . the description of our Series A common stock contained in our registration statement on Form 8-A (File No. 000-22697), filed with the Commission on June 13, 1997; and

  . all other information that we file with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering.

   To the extent that any statement in this prospectus is inconsistent with any statement that is incorporated by reference, the statement in this prospectus shall control. Such inconsistent incorporated statement shall not be deemed, except as modified or superceded, to constitute a part of this prospectus or the registration statement.

   Because we are subject to the informational requirements of the Exchange Act, we file reports and other information with the Commission. You may obtain copies of this material from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at rates prescribed by the Commission. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Reports, proxy and information statements and other information that we file electronically with the Commission are available at the Commission's web site at http://www.sec.gov.

   We have filed with the Commission a registration statement on Form S-3 under the Securities Act with respect to the Series A common stock offered with this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the Commission. You should refer to the registration statement for further information with respect to us and our Series A common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement.

   We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated into this prospectus by reference (except exhibits, unless they are specifically incorporated by reference into this prospectus). You should direct any requests for copies to At Home Corporation, 450 Broadway Street, Redwood City, California 94063, Attention:
General Counsel, telephone: (650) 556-5000.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             [LOGO OF EXCITE@HOME]

                              At Home Corporation

                               812,245 Shares of
                             Series A Common Stock

                           -------------------------
                                   PROSPECTUS

                                        , 2000

                           -------------------------

   You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information. The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. Other Expenses of Issuance and Distribution.

   The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the shares being registered hereby. Normal commission expenses and brokerage fees are payable individually by the selling stockholders. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee.................... $ 2,976
Accounting fees and expenses...........................................  10,000
Legal fees and expenses................................................  40,000
Miscellaneous..........................................................   2,024
                                                                        -------
  Total................................................................ $55,000
                                                                        =======

ITEM 15. Indemnification of Directors and Officers.

   Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and executive officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred arising under the Securities Act.

   As permitted by the Delaware General Corporation Law, the Registrant's certificate of incorporation, as amended, includes a provision that eliminates the personal liability of its directors to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

  . for any breach of the director's duty of loyalty to the corporation or its stockholders;

  . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  .  under Section 174 of the Delaware General Corporation Law; and

  . for any transaction from which the director derived an improper personal benefit.

   As permitted by the Delaware General Corporation Law, the Registrant's certificate of incorporation, as amended, further provides:

  . for mandatory indemnification, to the fullest extent permitted by applicable law, for any person who is or was a director or officer, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by this person;

  . that the Registrant's obligation to indemnify any person who was or is serving at the Registrant's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity must be reduced by any amount the person may collect as indemnification from the other corporation, partnership, joint venture, trust, enterprise or nonprofit entity;

  . that the Registrant must advance to all indemnified parties the expenses (including attorneys' fees) incurred in defending any proceeding provided that indemnified parties (if they are directors or officers) must provide the Registrant an undertaking to repay the advances if indemnification is determined to be unavailable;

  . that the rights conferred in the certificate of incorporation are not exclusive; and

  . that the Registrant may not retroactively amend the certification of incorporation provisions relating to indemnity.

   The Registrant entered into indemnity agreements with certain of its current directors and executive officers to give such directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in its certificate of incorporation and to provide additional procedural protections. The indemnification provision in the Registrant's certificate of incorporation and in these indemnification agreements may be sufficiently broad to permit indemnification of its directors and officers for liabilities arising under the Securities Act. The Registrant has also obtained directors' and officers' liability insurance that includes coverage for securities matters.

   See also the undertakings set out in response to Item 9.

   Reference is made to the following documents regarding relevant indemnification provisions described above and elsewhere herein:

                                      Document
                                      --------
 1.  Fifth Amended and Restated Certificate of Incorporation (see Exhibit 3.01).

 2. Form of Indemnification Agreement entered into between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.09 to the Registrant's registration statement on Form S-1 (File
     No. 333-27323) declared effective by the Commission on July 11, 1997).

   The Registrant has entered into various merger agreements and related registration rights agreements in connection with its acquisitions of and mergers with various companies, and purchase agreements and related registration rights agreements in connection with its issuances of convertible notes, under which the parties to those agreements have agreed to indemnify the Registrant and its directors, officers, employees and controlling persons against specified liabilities, including liabilities arising under the Securities Act, the Exchange Act or other federal or state laws.

ITEM 16. Exhibits.

   The following exhibits are filed with this registration statement or incorporated into this registration statement by reference:

                                        Incorporated by Reference
 Exhibit                            ----------------------------------  Filed
 Number     Exhibit Description     Form File No.  Exhibit Filing Date Herewith
 -------    -------------------     ---- --------- ------- ----------- --------
  4.01   The Registrant's Fifth     S-8  333-79883  4.01    06/03/99
         Amended and Restated
         Certificate of
         Incorporation, filed
         with the Delaware
         Secretary of State on
         May 28, 1999.

  4.02   The Registrant's Second    S-1  333-27323  3.05    07/11/97
         Amended and Restated
         Bylaws, as adopted on
         July 16, 1997.

  4.03   Form of certificate of     S-1  333-27323  4.05    07/08/97
         the Registrant's Series
         A common stock.

  5.01   Opinion regarding the
         legality of the shares
         being registered.*

 23.01   Consent of Ernst & Young                                          X
         LLP, Independent
         Auditors.

 24.01   Power of Attorney (see                                            X
         page II-4).

--------
*To be filed by amendment.

ITEM 17. Undertakings.

   The Registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (a) to include any prospectus required by Section 10(a)(3) of the Securities Act;

    (b) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

    (c) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to the information in the registration statement;

    provided, however, that paragraphs (1)(a) and (1)(b) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

  (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered in the registration statement, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of those securities.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (4) That, for the purpose of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered in the registration statement, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of those securities.

  (5) That, for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

  (6) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against these liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by the director, officer or controlling person in connection with the securities being registered under this registration statement, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant, At Home Corporation, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Redwood City, State of California, on this 7th day of August, 2000.

                                          AT HOME CORPORATION

                                                    /s/ George Bell
                                          By: _________________________________
                                                        George Bell
                                                Chief Executive Officer and
                                                          Chairman

                               POWER OF ATTORNEY

   Each individual whose signature appears below constitutes and appoints George Bell, Mark A. McEachen and Mark Stevens, and each of them, his true and lawful attorneys-in-fact and agents, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 415 promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

Principal Executive Officer:

         /s/ George Bell               Chief Executive            August 7, 2000
______________________________________ Officer and Chairman
             George Bell

Principal Financial and Accounting
 Officer:

      /s/ Kenneth A. Goldman           Executive Vice President   August 7, 2000
______________________________________ and Chief Financial
          Kenneth A. Goldman           Officer

              Signature                          Title                   Date
              ---------                          -----                   ----

Additional Directors:

      /s/ Thomas A. Jermoluk           Director                   August 7, 2000
______________________________________
          Thomas A. Jermoluk

    /s/ William R. Hearst III          Director                   August 7, 2000
______________________________________
        William R. Hearst III

______________________________________ Director
         C. Michael Armstrong

         /s/ Mohan Gyani               Director                   August 7, 2000
______________________________________
             Mohan Gyani

______________________________________ Director
           John C. Petrillo

       /s/ Brian L. Roberts            Director                   August 7, 2000
______________________________________
           Brian L. Roberts

       /s/ Edward S. Rogers            Director                   August 7, 2000
______________________________________
           Edward S. Rogers

        /s/ Richard Roscitt            Director                   August 7, 2000
______________________________________
           Richard Roscitt

       /s/ Daniel E. Somers            Director                   August 7, 2000
______________________________________
           Daniel E. Somers

       /s/ David M. Woodrow            Director                   August 7, 2000
______________________________________
           David M. Woodrow

                                 EXHIBIT INDEX

                                        Incorporated by Reference
 Exhibit                            ----------------------------------  Filed
 Number     Exhibit Description     Form File No.  Exhibit Filing Date Herewith
 -------    -------------------     ---- --------- ------- ----------- --------
  4.01   The Registrant's Fifth     S-8  333-79883  4.01    06/03/99
         Amended and Restated
         Certificate of
         Incorporation, filed
         with the Delaware
         Secretary of State on
         May 28, 1999.

  4.02   The Registrant's Second    S-1  333-27323  3.05    07/11/97
         Amended and Restated
         Bylaws, as adopted on
         July 16, 1997.

  4.03   Form of certificate of     S-1  333-27323  4.05    07/08/97
         the Registrant's Series
         A common stock.

  5.01   Opinion regarding the
         legality of the shares
         being registered.*


 23.01   Consent of Ernst & Young                                          X
         LLP, Independent
         Auditors.

 24.01   Power of Attorney (see                                            X
         page II-4).

--------
*To be filed by amendment.